SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               AMENDMENT NO. 31
                                      TO
                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                          THE NOSTALGIA NETWORK, INC.
                               (Name of Issuer)


                         Common Stock, $.04 par value
                        (Title of Class of Securities)

                                  669 752107
                                (CUSIP Number)

                           Dong Moon Joo, President
                         Concept Communications, Inc.
                        650 Massachusetts Avenue, N.W.
                            Washington, D.C.  20001
                                 (202) 789-2124
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:

                              Arthur E. Cirulnick
                             Tucker, Flyer & Lewis
                           a professional corporation
                        1615 L Street, N.W., Suite 400
                         Washington, D.C.  20036-5601
                                (202) 452-8600

                                April 11, 1996
                     (Date of Event which Requires Filing
                              of this Statement)


Check the following box if a fee is being paid
with this Statement:                                        [ ]

CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Concept Communications, Inc.

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]
3.    SEC USE ONLY

4.    Source of Funds
      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)
                                                           [  ]
6.    Citizenship or Place of Organization
      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  14,645,432 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     0
PERSON
WITH                    9.    Sole Dispositive Power
                              14,645,432 shares

                        10.   Shared Dispositive Power
                              0

11.    Aggregate Amount Beneficially Owned by Each Reporting
Person
       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares
                                                           [  ]
13.    Percent of Class Represented by Amount in Row (11)
       70.6%

14.    Type of Reporting Person       CO

CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Crown Capital Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]
3.    SEC USE ONLY

4.    Source of Funds
      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)
                                                           [  ]
6.    Citizenship or Place of Organization
      Delaware

      NUMBER OF SHARES        7.    Sole Voting Power
      BENEFICIALLY                        0
      OWNED BY
      EACH                    8.    Shared Voting Power
      REPORTING                     14,645,432 shares
      PERSON
      WITH                    9.    Sole Dispositive Power
                                          0

                              10.   Shared Dispositive Power
                                    14,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person
       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares
                                                           [  ]
13.    Percent of Class Represented by Amount in Row (11)
       70.6%

14.    Type of Reporting Person       CO

CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Crown Communications Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]
3.    SEC USE ONLY

4.    Source of Funds
      OO

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)
                                                            [  ]
6.    Citizenship or Place of Organization
      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  0
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     14,645,432 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              0

                        10.   Shared Dispositive Power
                              14,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
Person
       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares
                                                           [  ]
13.    Percent of Class Represented by Amount in Row (11)
       70.6%

14.    Type of Reporting Person       CO

     This Amendment No. 31 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware corporation ("Communications") and Crown Capital Corporation, a Delaware corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and supplemented by adding the following:

     The funds for the $1,050,000 which was paid to the Estate on March 21, 1996 pursuant to the Settlement Agreement, for the $153,000 which was paid to Allied on March 21, 1996 pursuant to the Allied Stock Purchase Agreement and for the $150,000 paid to Tiger on March 21, 1996 pursuant to the Tiger Settlement Agreement (defined below in Item 6) were obtained by Concept from Communications, which borrowed the same amount of funds from Atlantic Video pursuant to the Communications/AVI Promissory Note and the Restated Security Agreement.

     The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications have been obtained by Atlantic Video as proceeds of a loan from One-Up, which received these funds as proceeds of a loan from UCI.

Item 4. Purpose of the Transaction.

Settlement

     Item 4 is hereby amended by deleting entirely the information set forth under the caption "Settlement." and by inserting in lieu thereof the following:

     Concept, the Bankruptcy Trustee, Allied and M/A Burgers executed a Settlement Agreement and Mutual Release dated as of January 26, 1996, relating to the settlement of the various disputes among them (the "Settlement Agreement").

     The Settlement Agreement was approved by the Bankruptcy Court on February 22, 1996. However, the obligations of Concept, the Bankruptcy Trustee, Allied and M/A Burgers under the Settlement Agreement were subject to the condition precedent that Concept and the Issuer shall have executed a separate settlement agreement with Tiger. Concept was informed by the Issuer that the Issuer reached such settlement with Tiger effective March 21, 1996. As further explained in Item 6 below, Concept's agreement with Tiger was finalized on April 11, 1996, fulfilling such condition precedent.

     Pursuant to the Settlement Agreement, on March 21, 1996 (i) Concept paid to the Estate $1,050,000 in full settlement of all claims which the Estate had against Concept, (ii) the Bankruptcy Trustee transferred to Concept 456,409 shares of the Common Stock and 1,250 shares of the Preferred Stock and relinquished all claims against Concept relating to the purchase of the M/A Burger Shares by Concept (which purchase the Bankruptcy Trustee had attempted to set aside in the Bankruptcy Action), (iii) Concept and the Estate released all claims which either of them had against the other, (iv) the Bankruptcy Trustee transferred to Allied the Estate's interest in 1,170,000 shares of the Common Stock, (v) Allied waived its claim to a security interest in 1,335,676 shares of the Common Stock and 1,250 shares of the Preferred Stock owned by the Estate and (vi) the Shareholders Agreement and the Vote Pooling Agreement were terminated.

     In connection with the execution of the Settlement Agreement, Concept and Allied executed on January 26, 1996 a Stock Purchase Agreement (the "Allied Stock Purchase Agreement"). Pursuant to the Allied Stock Purchase Agreement, Concept purchased 170,000 shares of the 1,170,000 shares of Common Stock transferred to Allied by the Bankruptcy Trustee for $.90 per share or $153,000 in the aggregate. Pursuant to the Allied Stock Purchase Agreement, prior to the closing thereof, Concept and Allied executed an option agreement (the "Allied Option Agreement"), pursuant to which Allied granted Concept an option to purchase the remaining 1,000,000 of the 1,170,000 shares of the Common Stock transferred to Allied by the Bankruptcy Trustee at an initial option price of $.90 per share, which option price will increase over time to a maximum of $1.10 per share. In the event that Concept has not exercised its option within 18 months after the date the Allied Option Agreement became effective, Allied will have the right, at any time during the following six months, to put such 1,000,000 shares of Common Stock to Concept at a price of $1.20 per share. Concept's option to purchase and Allied's put with respect to such 1,000,000 shares of Common Stock are together referred to herein as the "Allied Option."
For the duration of the Allied Option, Concept has an irrevocable proxy to vote such 1,000,000 shares of the Common Stock which are the subject of the Allied Option.

     Pursuant to the Settlement Agreement, the Bankruptcy
Trustee, Concept, Allied and M/A Burgers released all claims which any of them had against the other and all litigation among those parties was dismissed with prejudice.

     The foregoing descriptions of the Settlement Agreement, the Allied Stock Purchase Agreement and the Allied Option Agreement are qualified in their entirety by the text of the Settlement Agreement and the Allied Stock Purchase Agreement (which includes the form of the Allied Option Agreement) which were previously attached hereto as Exhibit 29.3 and 29.4 respectively and are incorporated herein by reference.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 of this Amendment 31.

Arrangements with Tiger Communication Company, L.P.

     Item 6 is also hereby amended by deleting entirely the information set forth in the last three sentences of the first paragraph under the caption "Arrangements with Tiger
Communication Company, L.P." and by inserting in lieu thereof the following:

     Concept, Tiger and M/A Burgers executed a "Settlement Agreement and Mutual Release" dated as of March 21, 1996 (hereinafter the "Concept-Tiger Settlement Agreement") in which Tiger and Concept released each other from, among other matters, any and all obligations or liabilities they might have under to the Purchase Agreement in consideration of Concept's payment to Tiger of $150,000. The Reporting Persons were informed by outside counsel handling the matter that the last signature to the Tiger Settlement Agreement was not obtained until April 11, 1996, the date on which the Reporting Persons believe such agreement was finalized. The Reporting Persons were informed by the Issuer that the $150,000 Concept paid to Tiger pursuant to the Concept-Tiger Settlement Agreement was paid by Tiger to the Issuer to settle all outstanding claims between Tiger and the Issuer pursuant to a "Settlement Agreement and Mutual Release" executed by and among the Issuer, Tiger and M/A Burgers dated as of March 21, 1996 (the "Nostalgia-Tiger Settlement Agreement").

     Item 6 is also hereby amended and supplemented by appending to the information set forth in the second paragraph under the caption "Arrangements with Tiger Communication Company, L.P." the following:

     Concept retains the rights it acquired from Tiger under the Registration Rights Agreement.

     The Concept-Tiger Settlement Agreement and the Nostalgia-Tiger Settlement Agreement are attached hereto as Exhibit 31.0 and 31.1 respectively, they are incorporated herein by reference, and all descriptions, characterizations and summaries of the provisions thereof contained in this Schedule 13D are qualified in their entirety by reference to such exhibits.


Item 7.     Items to be Filed as Exhibits

Exhibit   Description                             Page

31.0 Copy of Settlement Agreement and Mutual
     Release dated March 21, 1996, executed
     by and among Tiger Communications
     Company, L.P., M/A Burgers, Inc. and
     Concept Communications, Inc.

31.1 Copy of Settlement Agreement and Mutual
     Release dated March 21, 1996, executed
     by and among Tiger Communications
     Company, L.P., M/A Burgers, Inc. and The
     Nostalgia Network, Inc.

    SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  April 23, 1996


                           CONCEPT COMMUNICATIONS, INC.


                           /s/  DONG MOON JOO
                           By: Dong Moon Joo, President


                           CROWN COMMUNICATIONS CORPORATION


                           /s/  DONG MOON JOO
                           By: Dong Moon Joo, President


                           CROWN CAPITAL CORPORATION


                           /s/  DONG MOON JOO
                           By: Dong Moon Joo, President

               EXHIBIT   INDEX                    Page

31.0 Copy of Settlement Agreement and Mutual
     Release dated March 21, 1996, executed
     by and among Tiger Communications
     Company, L.P., M/A Burgers, Inc. and
     Concept Communications, Inc.

31.1 Copy of Settlement Agreement and Mutual
     Release dated March 21, 1996, executed
     by and among Tiger Communications
     Company, L.P., M/A Burgers, Inc. and The
     Nostalgia Network, Inc.